Exhibit 21

Legal Name	State of Incorporation
Goosehead Financial, LLC	Delaware
GHM Holdings, LLC	Delaware
TWIHG Holdings, LLC	Delaware
Goosehead Management, LLC	Delaware
Texas Wasatch Insurance Holdings Group, LLC	Texas
Goosehead Insurance Holdings, LLC	Delaware
Goosehead Insurance Agency, LLC	Delaware
Texas Wasatch Insurance Services, L.P.	Texas